06008944

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-27897

SECURITIES AND EXCHANGE COMMISSION RECEIVED
AUG 2 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONFIDENTIAL

SEI INVESTMENTS DISTRIBUTION CO.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Freedom Valley Drive
(No. and Street)

Oaks (City) Pennsylvania (State) 19456 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine J. Chou (610) 676-1987
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name - *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PROCESSED
SEP 2 2 2006
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Maxine J. Chou, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SEI INVESTMENTS DISTRIBUTION CO., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature Maxine J. Chou

Chief Financial Officer
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Robin Kay Marchese, Notary Public
Upper Providence Twp., Montgomery County
My Commission Expires Mar. 4, 2010
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Public Accountants on Internal Accounting Control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEI Investments Distribution Co. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2005

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To SEI Investments Distribution Co.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of SEI Investments Distribution Co. and its subsidiary (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 24, 2006

SEI Investments Distribution Co. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2005

(in thousands of dollars, except share data)

Assets	
Cash	$ 604
Cash segregated in compliance with federal and other regulations	10,000
Deposits with clearing organizations	100
Receivables from customers, net of allowance for doubtful accounts of $350	575
Fees receivable from affiliated funds	5,151
Fees receivable from non-affiliated funds	4,285
Receivable from affiliate	92
Receivable from clearing organizations	1,713
Securities owned, at market value	22,365
Fixed assets, at cost, net of accumulated depreciation and amortization of $1,373	35
Deferred state income taxes	335
Other assets	724
Total assets	$ 45,979
Liabilities and Shareholder's Equity	
Payable to customers	$ 5,283
Fees payable	4,836
Payable to parent	2,380
Payable to affiliates	3,717
Payable to clearing organizations	210
Securities sold not yet purchased, at market value	6
Current taxes payable	918
Deferred state income taxes	767
Other liabilities	1,444
Total liabilities	19,561
Commitments and contingences	
Shareholder's equity	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Capital in excess of par value	20,309
Retained earnings	6,108
Total shareholder's equity	26,418
Total liabilities and shareholder's equity	$ 45,979

The accompanying notes are an integral part of this consolidated statement of financial condition.

(in thousands of dollars)

1. Organization and Nature of Business

SEI Investments Distribution Co. (SIDCO or the Company) was incorporated in Pennsylvania in July 1981, and is a wholly owned subsidiary of SEI Investments Company (SEI). SIDCO is a broker registered with the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. (NASD), and securities commissions in all fifty states, the District of Columbia, and Puerto Rico. SIDCO also distributes shares in various regulated investment companies (RICs).

2. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated statement of financial condition includes the accounts of SIDCO and its wholly owned subsidiary, SEI Inc. All significant intercompany balances and transactions have been eliminated in consolidation. SIDCO disposed of its subsidiary on August 5, 2005.

Revenue Recognition
SIDCO earns commissions on securities transactions executed on behalf of its clients. SIDCO records commissions on a trade date basis. Fees earned and not received are recorded in Receivables from clearing organizations on the accompanying Consolidated Statement of Financial Condition.

Distribution and shareholder servicing fees are recognized in the period in which the services are performed. Fees earned and not received are recorded in Fees receivable from affiliated and non-affiliated funds on the accompanying Consolidated Statement of Financial Condition. Distribution and shareholder servicing fees are offset by payments made to other financial institutions for reimbursement of expenses incurred in connection with distribution assistance or provision of shareholder services.

Cash Segregated in Compliance with Federal and Other Regulations
SIDCO maintains a special reserve bank account at a financial institution for the benefit of its customers. Cash of $10,000 on the accompanying Consolidated Statement of Financial Condition has been segregated in this account in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

Payable to customers on the Consolidated Statement of Financial Condition represents primarily soft dollar liabilities owed to SIDCO's clients from securities transactions executed on their behalf.

Securities Transactions
Securities owned on the accompanying Consolidated Statement of Financial Condition include $19,709 in United States Treasury Securities, money market accounts of $366, and $2,290 invested in Daily Income Trust, an open-ended registered investment company (money market funds) managed by SEI Investments Management Corporation (SIMC), a wholly owned subsidiary of SEI.

(in thousands of dollars)

Fixed Assets
Fixed assets consist of the following at December 31, 2005:

		Estimated Useful Lives *(in years)*
Capitalized software	$ 880	3
Purchased software	106	3
Furniture	42	5
Equipment	380	5
	1,408	
Less: Accumulated depreciation	(1,373)	
	$ 35	

Fixed assets are recorded at historical cost.

Foreign Currency Translation
SIDCO disposed of its Canadian subsidiary, SEI Inc., on August 5, 2005. There was no foreign currency translation as of December 31, 2005.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

On September 8, 2004, SIDCO filed with the NASD to change the terms of its membership agreement as follows: (1) to change the Company's status from Rule 15c3-3(k)(2)(i) to become a fully computing firm; and (2) to compute its Net Capital under the Alternative Method. This request was granted on February 22, 2005 and SIDCO's membership agreement changed accordingly.

As of December 31, 2005, SIDCO's net capital was $24,355 compared to the minimum required capital of $250, which represents excess net capital of $24,105.

4. Income Taxes

SIDCO accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, the liability method is used to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences reverse.

(in thousands of dollars)

The results of operations of SIDCO are included in the consolidated federal and unitary state income tax returns of SEI. In addition, SIDCO files separate returns in states which do not allow unitary filings. Deferred income taxes result from temporary differences between tax and financial accounting recognition of income and expense. The principal temporary differences relate to the timing of recognition of certain revenue and certain accruals and reserves not currently deductible for tax purposes.

At December 31, 2005, SIDCO has deferred income tax assets of $1,027, which is net of a valuation allowance of $2,001, and deferred tax liabilities of $3,444. The valuation allowance against deferred tax assets is related to limitations with regard to the Pennsylvania state net operating loss. Of these amounts, $432 of deferred state income taxes is shown on the accompanying Consolidated Statement of Financial Condition and relates to states in which a unitary filing is not allowed. The remaining amounts have been settled with the parent through intercompany charges.

The tax effect of significant temporary differences representing deferred tax assets and liabilities is as follows:

State deferred income taxes	$ 151
Accruals and reserves not currently deductible for tax purposes	225
Book/tax difference of recorded assets	(3,444)
Revenue recognized in different periods	651
	$ (2,417)

5. Securities Transactions

To process securities transactions, SIDCO uses various clearing brokers on a fully disclosed basis. These clearing brokers are members of various stock exchanges and clearing organizations and are subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission.

Pursuant to the terms of the agreements between SIDCO and the clearing brokers, the clearing brokers have the right to charge SIDCO for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge SIDCO has no maximum amount and applies to all trades executed through the clearing broker, SIDCO believes there is no maximum amount assignable to this right. At December 31, 2005, SIDCO has recorded no liabilities with regard to the right. During 2005, SIDCO paid no amounts to the clearing brokers related to these guarantees.

(in thousands of dollars)

6. Commitments and Contingencies

In the normal course of business, the Company is party to various claims as well as various regulatory examinations and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management, after consultation with legal counsel, does not believe that the resolution of these matters will have a material adverse effect upon the Company's financial position.

7. Related Party Transactions

As a wholly owned subsidiary of SEI, SIDCO is subject to certain management controls and policies maintained by its parent and is a party to various service agreements with affiliates of SEI. Accordingly, the preceding consolidated statement of financial condition of SIDCO may have differed from those obtained if such relationships did not exist during the period presented.

SIDCO is a party to Distribution Agreements with several RICs, which are advised and/or administered by SIMC. SIDCO receives a fee from the RICs for distributing shares of the RICs. Fees receivable from affiliated funds amounted to $5,151 and are reflected on the accompanying Consolidated Statement of Financial Position.

The net effect of intercompany transactions is reflected in Payable to parent and in Payable to affiliates on the accompanying Consolidated Statement of Financial Condition.

On July 19, 2004, SIDCO signed promissory notes totaling $40,000 with SEI. The notes have a stated maturity date of August 1, 2019 and accrue interest at 5% per year. Principal payments totaling $14,626 were received by SIDCO during 2005. The promissory notes have been fully paid as of December 31, 2005.

SIDCO paid a total of $70,000 of dividends to SEI during 2005, including a $25,000 dividend on January 14, 2005, a $35,000 dividend on March 31, 2005, and a $10,000 dividend on October 31, 2005.

On August 5, 2005, SIDCO dissolved its wholly owned subsidiary, SEI Inc.

SIDCO has a royalty agreement with SEI Investments Developments, Inc., a wholly owned subsidiary of SIMC, whereby SIDCO pays SEI Investments Developments, Inc. an amount equal to eight percent of the revenues derived from the use of the SEI trademark. The payable of $750 to SEI Investments Developments, Inc. from SIDCO has been recorded in the Payable to affiliates account on the accompanying Consolidated Statement of Financial Condition.

Following completion of eligibility requirements, SIDCO employees are able to participate in the Capital Accumulation Plan (CAP), a SEI-sponsored employee benefit plan. CAP is a tax-qualified defined contribution plan which provides retirement benefits, including provisions for early retirement and disability benefits, as well as a tax-deferred savings feature. After satisfying certain requirements, participants are vested in employer contributions at the time the contributions are made. All SEI contributions are discretionary and are made from available profits.

(in thousands of dollars)

SIDCO employees participate in a SEI stock option plan. SEI grants stock options to employees based on the fair market value of SEI's stock at the date of grant. Stock options are granted with an exercise price equal to the fair market value of SEI's common stock on the date of grant, become exercisable ratably upon the attainment of specific diluted earnings per share targets or in their entirety after seven years from the date of grant and expire ten years from the date of grant. SEI accounts for employee stock options based upon their intrinsic value on the date of grant pursuant to Accounting Principles Board Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees*. Since the stock options have no intrinsic value upon grant, no compensation cost has been recognized for the fair value of options granted to employees.

8. Concentration of Credit Risk

Brokerage commissions earned by SIDCO are received from various clearing brokers and remitted on a periodic basis, net of applicable clearing commissions, to SIDCO. In the event such brokers do not fulfill their obligations to the Company, SIDCO may be exposed to risk. The risk of default depends on the creditworthiness of each clearing broker. It is SIDCO's policy to review, as necessary, the credit standing of each clearing broker. SIDCO earns greater than 50% of its brokerage commissions through one broker.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statement of Financial Condition. Management estimates that the fair value of the financial instruments recognized on the Consolidated Statement of Financial Condition approximates their carrying value as such financial instruments are short-term in nature.